SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 29 April 2015

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland ("Bank of Ireland")

Results of Annual General Court

29 April 2015

All of the resolutions proposed at the Annual General Court of Bank of Ireland held on 29 April 2015 were duly passed.

The results of the voting on each resolution are as follows:

Resolution 1

To consider the Report of the Directors, the Auditors' Report and the Accounts for the year ended 31 December 2014.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
1	21,602,424,379	99.96	8,849,521	0.04	69,050,950	21,611,273,900

Resolution 2

To consider the Report on Directors' Remuneration for the year ended 31 December 2014.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
2	21,549,580,174	99.73	57,795,425	0.27	72,949,251	21,607,375,599

Resolution 3

To re-elect the following Directors, by separate resolutions:

(a) Kent Atkinson
(b) Richie Boucher
(c) Pat Butler
(d) Patrick Haren
(e) Archie G Kane
        (f) Andrew Keating
(g) Patrick Kennedy
(h) Brad Martin
(i) Davida Marston
(j) Patrick Mulvihill

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
3(a)	21,502,330,304	99.50	108,418,572	0.50	69,575,984	21,610,748,876
3(b)	21,497,851,873	99.48	112,660,342	0.52	69,811,293	21,610,512,215
3(c)	21,535,674,999	99.65	75,037,842	0.35	69,612,009	21,610,712,841
3(d)	21,536,755,725	99.66	73,952,835	0.34	69,646,290	21,610,708,560
3(e)	21,482,771,860	99.41	127,847,887	0.59	69,710,113	21,610,619,747
3(f)	21,392,570,327	98.99	218,234,466	1.01	69,550,067	21,610,804,793
3(g)	21,532,853,407	99.64	77,945,982	0.36	69,555,461	21,610,799,389
3(h)	20,958,325,645	98.62	293,293,748	1.38	428,735,447	21,251,619,393
3(i)	21,536,161,820	99.66	74,536,070	0.34	69,644,113	21,610,697,890
3(j)	21,537,031,012	99.66	73,668,215	0.34	69,636,646	21,610,699,227

Resolution 4

To authorise the Directors to fix the remuneration of the Auditors.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
4	21,470,823,989	99.35	140,267,391	0.65	69,165,587	21,611,091,380

Resolution 5

To determine the re-issue price range for Treasury Stock.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
5	21,495,148,228	99.57	92,103,649	0.43	93,102,983	21,587,251,877

Resolution 6

To authorise the Directors to issue stock.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
6	21,534,417,873	99.76	52,745,876	0.24	93,178,254	21,587,163,749

Resolution 7

To renew the Directors' authority to issue Ordinary Stock on a non-pre-emptive basis for cash.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
7	21,528,767,276	99.73	58,505,178	0.27	93,082,406	21,587,272,454

Resolution 8

To authorise the Directors to issue contingent equity conversion notes, and Ordinary Stock on the conversion of such notes.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
8	21,527,833,866	99.73	59,127,467	0.27	93,370,170	21,586,961,333

Resolution 9

To authorise the Directors to issue for cash on a non-pre-emptive basis, contingent equity conversion notes, and Ordinary Stock on the conversion of such notes.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
9	21,489,683,714	99.55	96,933,783	0.45	93,737,363	21,586,617,497

Resolution 10

To maintain the existing authority to convene an EGC by 14 days' notice.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
10	20,099,921,231	93.11	1,487,484,090	6.89	92,913,408	21,587,405,321

The "Vote Withheld" option is provided to enable abstention on any particular resolution. However, it should be noted that a "Vote Withheld" is not a vote in law and is not counted in the calculation of the proportion of the votes "For" and "Against" a resolution.

The full text of each resolution was set out in the Governor's Letter to holders of Ordinary Stock and Notice of the Annual General Court which was posted to stockholders on 18 March 2015.

In accordance with Irish Listing Rule 6.6.2 and UK Listing Rule 9.6.2 copies of the resolutions will be submitted to the Irish Stock Exchange and the UK's National Storage Mechanism and will shortly be available for inspection at the following locations:

Company Announcements Office
The Irish Stock Exchange
28 Anglesea Street
Dublin 2

and at

http://www.hemscott.com/nsm.do

29 April 2015

For further information contact:
Helen Nolan, Group Secretary
Tel:
+ 353 (0) 76 6234710
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 29 April 2015